Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-227116) on Form N-2 of Saratoga Investment Corp. of our reports dated May 6, 2020 with respect to the statements of assets and liabilities, including the schedules of investments, as of February 29, 2020 and February 28, 2019, and the related statements of operations, changes in net assets, and cash flows for each year ended February 29, 2020 and February 28, 2019, and the related notes to the financial statements of Saratoga Investment Corp. CLO 2013-1, Ltd. included in this Annual Report (Form 10-K) of Saratoga Investment Corp. for the year ended February 29, 2020.

/s/ Ernst & Young Ltd.

Grand Cayman, Cayman Islands

May 6, 2020